RUBICON MINERALS CORPORATION

Consolidated Financial Statements

(Stated in Canadian Dollars)

For the Years Ended December 31, 2012 and 2011

Suite 1540 – 800 West Pender Street, Vancouver, BC V6C 2V6
Tel: 604-623-3333   Toll free: 1-866-365-4706   Fax:  604-623-3355   e-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management of Rubicon Minerals Corporation is responsible for the integrity and fair presentation of the financial information contained in this annual report which has been approved by the Board of Directors. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

PricewaterhouseCoopers LLP has audited our financial statements in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and has expressed their opinion in the auditors’ report.

“Michael Lalonde” Michael Lalonde President and Chief Executive Officer	“Robert Lewis” Robert Lewis Chief Financial Officer

RUBICON MINERALS CORPORATION

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established in Internal Control - Integrated Framework, by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management has concluded that internal control over financial reporting was effective as of December 31, 2012. PricewaterhouseCoopers LLP, a firm of independent registered chartered accountants, appointed by the shareholders, have performed an audit on the effectiveness of our internal controls over financial reporting, as of December 31, 2012 and their report is attached.

“Michael Lalonde” Michael Lalonde President and Chief Executive Officer	“Robert Lewis” Robert Lewis Chief Financial Officer

March 11, 2013

Independent Auditor’s Report

To the Shareholders of Rubicon Minerals Corporation

We have completed an integrated audit of Rubicon Minerals Corporation’s December 31, 2012 consolidated financial statements and its internal control over financial reporting as at December 31, 2012. Our opinions, based on our audit, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Rubicon Minerals Corporation, which comprise the consolidated balance sheet as at December 31, 2012 and the consolidated statements of operations, comprehensive income, cash flows, and changes in equity for the year then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit as at December 31, 2012 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Rubicon Minerals Corporation as at December 31, 2012 its financial performance and its cash flows for the year then ended December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Rubicon Minerals Corporation’s internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Rubicon Minerals Corporation maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by COSO.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Rubicon Minerals Corporation

We have audited the accompanying consolidated financial statements of Rubicon Minerals Corporation and its subsidiaries which comprise the consolidated balance sheet as at December 31, 2011 and the consolidated statement of operations, comprehensive loss, changes in equity and cash flows for the year ended December 31, 2011 and the notes to the consolidated financial statements.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit.  We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Rubicon Minerals Corporation and its subsidiaries as at December 31, 2011 and their financial performance and cash flows for the year ended December 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Signed  "De Visser Gray LLP"

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

Vancouver, Canada
March 27, 2012

RUBICON MINERALS CORPORATION
Consolidated Balance Sheets
 (Stated in Canadian Dollars)

	December 31 2012	December 31 2011
Assets
Current assets
Cash and cash equivalents (note 20)	$50,789,440	$65,870,296
Temporary investments (note 6)	120,491,323	-
Marketable securities (note 7)	712,448	4,024,810
Accounts receivable	1,979,754	1,848,207
Prepaid expenses and supplier advances	542,871	265,702
	174,515,836	72,009,015

Restricted cash and deposits (note 8)	7,398,085	1,686,224
Property plant and equipment (note 9)	44,516,031	17,847,744
Exploration and evaluation assets (note 10)	253,541,535	188,590,629
	$479,971,487	$280,133,612
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 11)	$16,672,833	$9,330,709
Current portion of finance lease obligation (note 12)	236,977	-
	16,909,810	9,330,709
Non-Current liabilities
Deferred income taxes (note 15)	186,272	138,886
Finance lease obligation (note 12)	203,066	-
Provision for closure and reclamation (note 13)	3,356,749	1,923,358
	20,655,897	11,392,953
Equity
Share capital (note 14(a))	520,916,854	327,311,371
Share-based payment reserve (note 14(b))	23,472,141	17,097,729
Accumulated other comprehensive loss	(184,306)	(1,145,992)
Deficit	(84,889,099)	(74,522,449)
	459,315,590	268,740,659
	$479,971,487	$280,133,612

The accompanying notes are an integral part of these consolidated financial statements.
Commitments and Contingency (note 18) Subsequent Event (note 14(b))

Approved by the Board of Directors:
“David Adamson”	“Julian Kemp”
David Adamson, Director	Julian Kemp, Director

RUBICON MINERALS CORPORATION
Consolidated Statements of Operations
(Stated in Canadian Dollars)

	For the years ended December 31
	2012	2011

Expenses
Consulting	$301,051	$332,566
Depreciation	67,281	53,933
General mineral exploration	15,309	156,166
Impairment of exploration and evaluation assets (note 10)	-	14,732,137
Insurance	433,347	610,325
Investor relations (note 17)	1,210,267	955,277
Office and rent	362,877	281,454
Professional fees	1,447,186	1,392,881
Salaries and benefits	3,928,544	2,447,972
Share based compensation (note 14(b,c))	4,063,162	1,395,365
Transfer agent and regulatory filing fees	383,320	210,629
Travel and accommodation	311,407	175,947
Loss before other items	(12,523,751)	(22,744,652)
Interest and other income	2,234,133	477,476
Foreign exchange gains (losses)	9,948	(2,797)
Option payments received in excess of property costs (note 10)	892,465	1,054,388
Loss on sale of investments	(146,022)	(264,044)
Impairment of marketable securities	(799,027)	-
Other gains	12,990	-
Loss before income taxes	(10,319,264)	(21,479,629)
Current income tax recovery (note 15)	-	16,838
Deferred income tax recovery (expense) (note 15)	(47,386)	66,294
Net loss for the year	$(10,366,650)	$(21,396,497)

Other comprehensive income (loss)
Fair value adjustment on available for sale financial instruments (net of tax):
Marketable securities and other investments	16,637	(1,503,890)
Realized loss on sales of marketable securities and impairment loss on marketable securities, recycled to net income	945,049	264,044
Other comprehensive income (loss) for the period	961,686	(1,239,846)
Comprehensive loss	$(9,404,964)	$(22,636,343)
Basic and diluted loss per common share	$(0.04)	$(0.10)
Weighted average number of common shares outstanding	279,402,156	223,992,408

The accompanying notes are an integral part of these consolidated financial statements.

RUBICON MINERALS CORPORATION
Consolidated Statements of Changes in Equity
(Stated in Canadian dollars)

	Number of Shares	Share Capital		Share-based Payments Reserve		Accumulated Other Comprehensive Income/(Loss)		Deficit		Total Equity
		$		$		$		$		$
January 1, 2011	214,294,674		251,916,237		13,715,079		93,854		(53,125,952)		212,599,218

Share issuance costs	-		(459,689)		-		-		-		(459,689)
Exercise of options	719,000		867,690		-		-		-		867,690
Transfer to share capital on exercise of options	-		430,885		(430,885)		-		-		-
Agnico-Eagle Mines Ltd. private placement	21,671,827		70,000,001		-		-		-		70,000,001
Purchase of Phoenix Land Claims NSR (note 20)	1,216,071		4,256,249		-		-		-		4,256,249
Share-based payments - administration	-		-		1,590,710		-		-		1,590,710
Share-based payments – property	-		-		1,922,823		-		-		1,922,823
Shares issued to settle obligation	53,097		299,998		300,002		-		-		600,000
Unrealized loss on available-for-sale investments	-		-		-		(1,503,890)		-		(1,503,890)
Realized loss on sale of available-for-sale investments	-		-		-		264,044		-		264,044
Net loss for the year	-		-		-		-		(21,396,497)		(21,396,497)
December 31, 2011	237,954,669		327,311,371		17,097,729		(1,145,992)		(74,522,449)		268,740,659

	Number of Shares	Share Capital		Share-based Payments Reserve		Accumulated Other Comprehensive Income/(Loss)		Deficit		Total Equity
		$		$		$		$		$
January 1, 2012	237,954,669		327,311,371		17,097,729		(1,145,992)		(74,522,449)		268,740,659

Public offering (note 14 (a))	49,000,000		200,900,000		-		-		-		200,900,000
Public offering – share issuance costs	-		(9,027,017)		-		-		-		(9,027,017)
Exercise of options	572,500		860,300		-		-		-		860,300
Transfer to share capital on exercise of options	-		572,200		(572,200)		-		-		-
Share-based payments - administration	-		-		4,105,152		-		-		4,105,152
Share-based payments - property	-		-		2,841,460		-		-		2,841,460
Shares issued to settle obligation	78,813		300,000		-		-		-		300,000
Unrealized net gain on available-for-sale investments	-		-		-		16,637		-		16,637
Realized loss on sales of marketable securities and impairment loss on marketable securities, recycled to net income	-		-		-		945,049		-		945,049
Net loss for the year	-		-		-		-		(10,366,650)		(10,366,650)
December 31, 2012	287,605,982		520,916,854		23,472,141		(184,306)		(84,889,099)		459,315,590

The accompanying notes are an integral part of these consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Cash Flows
(Stated in Canadian Dollars)

	For the years ended December 31
	2012	2011
Cash provided by (used for):
Operating activities
Net loss	$(10,366,650)	$(21,396,497)
Adjustments for:
Depreciation	67,281	53,933
Impairment of exploration and evaluation expenditures (note 10)	-	14,732,137
Impairment of marketable securities	799,027	-
Share-based compensation	4,063,162	1,395,365
Share receipts in excess of property costs	(519,387)	(971,994)
Interest income	(2,213,929)	(464,915)
Loss on sale of investment	146,022	264,044
Other losses	75,031	7,128
Deferred income tax (recovery) expense	47,386	(66,294)
Changes in non-cash working capital:
Accounts receivable and prepaid expenses	(408,716)	287,522
Accounts payable and accrued liabilities	639,522	(1,434,301)
Interest received	1,174,033	557,241
Net cash used in operating activities	(6,497,218)	(7,036,631)

Investing activities
Temporary investments	(119,409,836)	52,378,410
Exploration and evaluation expenditures	(55,362,340)	(43,995,350)
Expenditures on property, plant and equipment, net of disposals	(24,675,982)	(13,355,249)
Acquisition of marketable securities	-	(3,670,015)
Proceeds on sale of marketable securities	3,843,098	366,483
Restricted cash & deposits	(5,711,861)	(1,193,224)
Net cash used in investing activities	(201,316,921)	(9,468,945)

Financing activities
Issuance of common shares	201,760,300	70,867,691
Share issue costs	(9,027,017)	(459,686)
Net cash provided by financing activities	192,733,283	70,408,005

Increase in cash and cash equivalents	(15,080,856)	53,902,429
Cash and cash equivalents, beginning of the year	65,870,296	11,967,867
Cash and cash equivalents, end of the year	$50,789,440	$65,870,296

See Supplemental cash flow and non-cash activities (note 20)
The accompanying notes are an integral part of these consolidated financial statements.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011
(Stated in Canadian Dollars)

1.	NATURE OF OPERATIONS

Rubicon Minerals Corporation (“the Company”) has been primarily involved in the acquisition, and exploration and development of mineral property interests in Canada and the United States. The Company is incorporated and domiciled in British Columbia, Canada. The address of its registered office is Suite 2800 - 666 Burrard Street Vancouver, BC V6C 2Z7. The Company maintains its office at Suite 1540 – 800 West Pender Street, Vancouver, BC.

The ability of the Company to recover the costs it has incurred to date on its properties, including the Phoenix Gold Project, is dependent upon profitable extraction of gold or other minerals from its properties, the ability of the Company to resolve any environmental, regulatory, or other constraints which may hinder the successful development of its properties, obtaining, if required, financing to complete exploration and development, and upon future profitable production or proceeds from disposition of mineral properties.

Although the Company is unaware of any defects in its title to its mineral properties, no guarantee can be made that none exist.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) under the historical cost convention, except for the revaluation of financial instruments classified as available-for-sale. The comparative information has also been prepared on this basis.

The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of December 31, 2012, and were approved as of March 11, 2013, the date the Audit Committee of the Board of Directors approved the statements.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving judgment or complexity, or areas where assumptions and estimates are significant and could affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period, are discussed in note 2 (d).

b)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries.  The principal subsidiaries of the Company and their place of operations at December 31, 2012 were as follows:

Name of Subsidiary	Place of Operation	Ownership Interest	Principal Activity

0691403 B.C. Ltd.	British Columbia, Canada	100%	Holding company
1304850 Ontario Inc.	Ontario, Canada	100%	Mineral property staking and sale
Rubicon Minerals Nevada Inc.	British Columbia, Canada	100%	Holding company
Rubicon Nevada Corp.	Nevada, United States	100%	Mineral exploration
Rubicon Alaska Holdings Inc.	Alaska, United States	100%	Inactive
Rubicon Alaska Corp.	Alaska, United States	100%	Inactive
All material intercompany transactions and balances are eliminated on consolidation.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Foreign currency translation

The functional and reporting currency of the Company and its subsidiaries is the Canadian dollar.  Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.  Foreign currency translation differences are recognized in profit or loss, except for differences on the re-translation of available-for-sale instruments which are recognized in other comprehensive income.

d)	Significant accounting judgments and sources of estimation uncertainty

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. While actual results could differ materially from these estimates, no specific sources of estimation uncertainty have been identified by management that are believed to have a significant risk of resulting in a material adjustment within the next financial year to the carrying amount of the Corporation’s assets and liabilities as recorded at December 31, 2012.

The most significant judgment made by management in preparing the Corporation’s financial statements is described as follows:

Impairment of Non-Current Non-Financial Assets

The Corporation reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and uncertainties that may further affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

e)	Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, deposits in banks and highly liquid investments having terms to maturity of 90 days or less when acquired.

f)	Temporary investments

Temporary investments consist of short-term money market instruments that have original maturities of greater than 90 days and up to one year.

g)	Property plant and equipment

Property, plant and equipment is carried at cost, less accumulated depreciation and net accumulated impairment losses.  Cost comprises the fair value of consideration given to acquire or construct an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use along with the future cost of dismantling and removing the asset. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (components) of property, plant and equipment.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Assets under construction are depreciated over their estimated useful lives once they are substantially complete and available for their intended use.

Plant and equipment associated with mining operations are depreciated over the estimated useful lives of the assets on a declining balance basis at the following rates:

Underground operating equipment	20%
Trucks	30%
Buildings/Hoist/Powerlines	5%

All other equipment are depreciated over the estimated useful life of the assets using the declining balance method at the following rates:

Furniture, fixtures and office equipment	20%
Computers	30%
Software	50%

Depreciation methods and useful lives are reviewed at each reporting date and adjusted as required.

Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.
Impairment losses and gains and losses on disposals of property, plant and equipment are included in results from operations.

h)	Exploration and Evaluation

Exploration expenditures relate to the initial search for deposits with economic potential and to detailed assessments of deposits or other projects that have been identified as having economic potential.

Expenditures on mineral exploration or evaluation incurred in respect of a property before the acquisition of a mineral interest are expensed, as incurred, to general mineral exploration.  Once a license to explore an area has been secured, expenditures on exploration and evaluation activities are capitalized to exploration and evaluation assets and classified as a non-current asset.

Mineral property acquisition costs are included in exploration and evaluation and include any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of the mineral property interest.  Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.

Once an economically viable deposit has been determined for an area and the decision to proceed with development has been approved by the Board of Directors, exploration and evaluation assets are reclassified to property, plant and equipment and amortized on a unit of production basis.

i)	Impairment

At each reporting period, management reviews property plant and equipment, and exploration and evaluation assets for indicators of impairment. If any such indicator exists, the recoverable amount of the asset is estimated to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, using a post-tax discount rate. Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal, using a pre-tax discount rate.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011
(Stated in Canadian Dollars)

2.           SIGNIFICANT ACCOUNTING POLICIES (continued)

If the recoverable amount of the asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for that period. Impairment is normally assessed at the level of cash-generating units (“CGUs”), which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.

Non-financial assets other than goodwill that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place.

j)	Reclamation deposits

The Company maintains cash deposits, or letters of credit secured by cash deposits, as required by regulatory bodies as assurance for the funding of reclamation costs.  These funds are restricted to that purpose and are not available to the Company until the reclamation obligations have been fulfilled or the related property is sold and the obligation is assumed by the buyer.  Reclamation deposits are designated as loans and receivables, are recorded at amortized cost and are classified as non-current assets.

k)	Provision for closure and reclamation

The Company recognizes a closure and reclamation provision for statutory, contractual, constructive or legal obligations to undertake reclamation and closure activities associated with property, plant, equipment and exploration and evaluation assets, generally at the time that an environmental or other site disturbance occurs or a constructive obligation for reclamation and closure activities is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Provisions are measured at the present value of the expected future expenditures required to settle the obligation, using a risk-free pre-tax discount rate reflecting the time value of money and risks specific to the liability. The liability is increased for the passage of time, and adjusted for changes to the current market-based risk-free discount rate as well as changes in the estimated amount or timing of the expected future expenditures. The associated restoration costs are capitalized as part of the carrying amount of the related asset and then depreciated accordingly.

l)	Income taxes

Deferred tax is recognized, using the liability method, on temporary differences between the carrying value of assets and liabilities in the consolidated statement of financial position and the corresponding tax bases used in the computation of taxable profit. Deferred tax is determined using tax rates and tax laws that are enacted or substantively enacted at the date of the consolidated statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets and liabilities are not recognized if the temporary difference arises on the initial recognition of assets and liabilities in a transaction other than a business combination, that at the time of the transaction, affects neither the taxable nor the accounting profit or loss.

Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available to be utilized against those deductible temporary differences. Deferred tax assets are reviewed at each reporting date and amended to the extent that it is no longer probable that the related tax benefit will be realized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011
(Stated in Canadian Dollars)

2.           SIGNIFICANT ACCOUNTING POLICIES (continued)

m)	Flow-through Shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. The increase to share capital when flow-through shares are issued is measured based on the current market price of the Company’s common shares. The incremental proceeds related to the flow-through share premium are recorded as a premium liability. When the qualifying exploration expenditures are incurred and renunciation of the tax benefits to the investors has occurred, or is likely to occur, a credit to deferred income tax expense is recognized, and the related premium liability is eliminated.

n)	Share capital

The Company records proceeds from share issuances net of issue costs.  Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

o)	Financial instruments

Financial assets

The Company classifies its financial assets in the following categories: fair value through profit or loss, loans and receivables, and available-for-sale.  The classification depends on the purpose for which the financial assets were acquired.  Management determines the classification of financial assets at recognition.

i.	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are initially recognized at fair value with changes in fair value recorded through income.  The Company does not currently hold any of this type of financial asset.

ii.	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They are classified as current assets or non-current assets based on their maturity date.  Loans and receivables are initially recognized at fair market value and subsequently carried at amortized cost less any impairment.  Loans and receivables are comprised of cash in the bank, guaranteed investment certificates guaranteed by major Canadian banks and the BC government, provincial treasury bills and notes, temporary investments, reclamation deposits and trade and other receivables.

iii.	Available-for-sale financial assets

Available-for-sale (“AFS”) financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other financial asset categories.  Available-for-sale assets are initially recorded at fair value plus transaction costs, and are subsequently carried at fair value. All unrealized gains and losses arising from changes in the fair value of assets classified as available-for-sale are recognized directly in other comprehensive income, except for unrealized foreign exchange gains or losses on monetary financial assets and impairment losses which are recognized in the statement of income. Any reversal of a previously recognized impairment loss on a non-monetary asset is recognized directly in other comprehensive income. Realized gains and losses from the derecognition of available-for-sale assets are recognized in the consolidated statement of income in the period derecognized with any unrealized gains or losses being recycled from other comprehensive income.  AFS assets are comprised of marketable securities.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011
(Stated in Canadian Dollars)

2.           SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial liabilities

The Company’s financial liabilities are classified as other financial liabilities.

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost.  Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in the income statement over the period to maturity using the effective interest method.

Other financial liabilities are classified as current or non-current based on their maturity date.  Financial liabilities include accounts payable and accrued liabilities, and finance lease obligations.

p)	Share-based payments

The Company’s Stock Option Plan allows employees and consultants to acquire shares of the Company. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued  if the fair value of the goods or services received is not determinable.  The fair value of the equity instrument is measured using the Black-Scholes option pricing model. The fair value of the share based payment is recognized as an expense or capitalized to exploration and evaluation asset with a corresponding increase in reserves. Consideration received on the exercise of stock options is recorded as share capital and the related reserves amount is transferred to share capital.

q)	Loss per share

Basic loss per share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding in the period.  Diluted loss per share is calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.  Where the effects of including all outstanding options and warrants would be anti-dilutive, no dilution is calculated and the diluted loss per share is presented as the same as basic loss per share.

3.	ACCOUNTING STANDARDS, INTERPRETATIONS AND AMENDMENTS TO EXISTING STANDARDS THAT ARE NOT YET EFFECTIVE

The Company has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for accounting periods beginning on or after January 1, 2013 or later periods.

Effective for accounting periods beginning on or after January 1, 2013:

•
IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control under IFRS so that the same criteria are applied to all entities to determine control. The Company is currently evaluating the impact this standard may have on its consolidated financial statements.

•
IFRS 11, Joint Arrangements, replaces IAS 31, Interests in Joint Ventures. IFRS 11 reduces the types of joint arrangements to two: joint ventures and joint operations. IFRS 11 requires the use of equity accounting for interests in joint ventures, eliminating the existing policy choice of proportionate consolidation for jointly controlled entities under IAS 31. Entities that participate in joint operations will follow accounting much like that for jointly controlled assets and jointly controlled operations under IAS 31. The Company is currently evaluating the impact this standard may have on its consolidated financial statements.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011
(Stated in Canadian Dollars)

3.	ACCOUNTING STANDARDS, INTERPRETATIONS AND AMENDMENTS TO EXISTING STANDARDS THAT ARE NOT YET EFFECTIVE (continued)

•
IFRS 12, Disclosure of Interests in Other Entities, sets out the disclosure requirements for entities reporting under IFRS 10 and IFRS 11, and replaces the disclosure requirements currently found in IAS 28, Investments in Associates.   The Company is currently evaluating the impact this standard may have on its consolidated financial statements.

•
IFRS 13, Fair Value Measurement, this new standard sets out a framework for measuring fair value and the disclosure requirements for fair value measurements. The Company is currently evaluating the impact this standard may have on its consolidated financial statements.

•
Amendment to IAS 1, Presentation of Financial Statements, requires an entity to group items presented in statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For items presented before tax, the amendments also require that the tax related to the two separate groups to be presented separately. The Company is currently evaluating the impact this amendment may have on its consolidated financial statements.

Effective for accounting periods beginning on or after January 1, 2015:

•	IFRS 9, Financial Instruments, Classification and Measurement. The Company is currently evaluating the impact this standard may have on its consolidated financial statements.

4.	CAPITAL MANAGEMENT

The Company’s objectives for the management of capital are to safeguard the Company’s ability to continue as a going concern including the preservation of capital and to achieve reasonable returns on invested cash after satisfying the objective of preserving capital.

The Company considers its cash, cash equivalents, and temporary investments to be its manageable capital.  The Company’s policy is to raise sufficient cash, as needs arise, to cover operating, exploration and development costs over a reasonable future period.  The Company may also acquire additional funds where advantageous circumstances arise.

Excess cash investment is invested in securities issued or guaranteed by major Canadian banks or the federal or provincial governments of Canada.  The Company currently has no externally imposed capital requirements.

5.	FINANCIAL INSTRUMENTS

Fair value hierarchy

Financial instruments recognized at fair value on the consolidated balance sheets must be classified into one of the three following fair value hierarchy levels:

Level 1 – measurement based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;

Level 2 – measurement based on inputs other than quoted prices included in Level 1, that are observable for the asset or liability;

Level 3 – measurement based on inputs that are not observable (supported by little or no market activity) for the asset or liability.

The Company’s financial instruments recognized at fair value consist of marketable securities having a fair value of $712,189 (2011 - $4,024,810) and were measured in accordance with Level 1 of the above hierarchy.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011
(Stated in Canadian Dollars)

5.           FINANCIAL INSTRUMENTS (continued)

The carrying value of cash, guaranteed investment certificates, accounts receivable and accounts payable approximate fair value.

Financial instrument risks

The Company’s financial instruments are exposed to the following risks:

Credit Risk

The Company’s primary exposure to credit risk is the risk of non-payment of cash equivalents amounting to approximately $50.8 million.  These cash equivalents are held on deposit with major Canadian banks or in bank guaranteed investment certificates which are guaranteed by a major Canadian bank or by a provincial government.

The Company also has exposure on temporary investments amounting to approximately $120.5 million. These investments include a promissory note issued by the BC government and bank guaranteed investment certificates which are guaranteed by major Canadian banks or by a provincial government. As the Company’s policy is to limit excess cash investments to deposits or investments with or guaranteed by major Canadian banks or the federal or a provincial government, the credit risk is considered by management to be negligible.

The Company’s credit risk exposure from accounts receivable financial instruments, which excludes HST refunds, at December 31, 2012, amounted to $21,619 (2011 - $52,090).

Liquidity Risk

The Company’s liquidity risk from financial instruments is its need to meet operating accounts payable requirements, commitments and finance lease obligations.  The Company maintains sufficient cash balances to meet these needs.

Foreign Exchange Risk

Foreign exchange risk relates only to US dollar cash balances and as these were minimal for most of the year, this risk is minimal.

Interest Rate Risk

The Company is exposed to interest rate risk on its cash equivalent and temporary investments.  The majority of these investments are in high interest savings accounts and guaranteed investment certificates with pre-determined fixed yields.

A difference in interest rates of 1.0%, on the December 31, 2012 balance of cash and temporary investments, over a year, would result in a change to net income of approximately $1,712,808.

6.	TEMPORARY INVESTMENTS

At year end, temporary investments had an aggregate carrying value and market value of $120,491,323 (2011 - $nil). Temporary investments are carried at amortized cost which approximates fair value due to the short term nature of these instruments.

7.	MARKETABLE SECURITIES

Marketable securities consist of investments in public company shares and have an aggregate carrying value and fair value of $712,448 (2011 - $4,024,810) at year end.  Market values were based on quoted prices in an active market.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011
(Stated in Canadian Dollars)

8.	RESTRICTED CASH AND DEPOSITS

Restricted cash of $4,289,863 (2011 - $nil) consists of GIC’s deposited during 2012 as security for a letter of credit relating to mill equipment purchases and other credit facilities.  Restricted deposits consist of $3,108,222 (2011 - $1,686,224) on deposit with the Ontario Ministry of Northern Development and Mines as security for reclamation and closure of the Phoenix Gold Project.

9.	PROPERTY, PLANT AND EQUIPMENT

The following is a summary of the changes in property, plant and equipment during the year:

	Assets under Construction		Office Equipment		Mine-site Equipment		Mine-site Buildings		Total
	$		$		$		$		$
Cost
Balance, January 1, 2011		2,750,499		713,250		1,535,937		714,284		5,713,970
Additions		-		430,721		12,924,526		-		13,355,247
Transfers		(1,229,795)		-		1,229,795		-		-
Disposals		-		(10,611)		-		-		(10,611)
Balance, December 31, 2011		1,520,704		1,133,360		15,690,258		714,284		19,058,606
Additions		23,680,117		256,699		1,138,300		3,231,102		28,306,218
Transfers		(3,241,160)		-		1,877,513		1,363,647		-
Disposals		-		(3,080)		(137,550)		-		(140,630)
Balance, December 31, 2012		21,959,661		1,386,979		18,568,521		5,309,033		47,224,194
Accumulated depreciation
Balance, January 1, 2011		-		402,961		229,616		49,861		682,438
Depreciation for the year		-		198,082		298,433		40,392		536,907
Disposals		-		(8,483)		-		-		(8,483)
Balance, December 31, 2011		-		592,560		528,049		90,253		1,210,862
Depreciation for the year		-		263,357		823,634		475,909		1,562,900
Disposals		-		(616)		(64,983)		-		(65,599)
Balance, December 31, 2012		-		855,301		1,286,700		566,162		2,708,163
Carrying amounts
December 31, 2011		1,520,704		540,800		15,162,209		624,031		17,847,744
December 31, 2012		21,959,661		531,678		17,281,821		4,742,871		44,516,031

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011
(Stated in Canadian Dollars)

10.	EXPLORATION AND EVALUATION ASSETS

The following is a summary of changes in exploration and evaluation assets during the year:

	Phoenix Gold Project Red Lake Ontario		Other Red Lake Properties Ontario		Alaska Properties USA		Nevada Properties USA		Total
	$		$		$		$		$
Balance, January 1, 2011		116,174,868		8,938,239		14,554,191		7,108,613		146,775,911
Costs incurred in the year		56,545,044		123,641		177,946		8,324		56,854,955
Impairments		-		-		(14,732,137)		-		(14,732,137)
Recoveries		-		(308,100)		-		-		(308,100)
Balance, December 31, 2011		172,719,912		8,753,780		-		7,116,937		188,590,629
Costs incurred in the year		64,889,569		61,337		-		-		64,950,906
Balance, December 31, 2012		237,609,481		8,815,117		-		7,116,937		253,541,535

CANADA
ONTARIO
RED LAKE MINING DIVISION

Phoenix Gold Project

The Company holds a 100% interest in the Phoenix Gold Project consisting of 16 patented mining claims, 25 licences of occupation, 1 mineral lease and 1 unpatented mining claim.

(i)	Water Claims Agreement

The Company holds a 100% interest in the “Water Claims” portion of the Phoenix Gold Project (25 licences of occupation and one mineral lease).  These claims are subject to a net smelter returns royalty of 2%, for which advance royalties of US$50,000 are due annually (to a maximum of US$1,000,000 prior to commercial production).  To December 31, 2012 the Company has paid US $500,000 with respect to the Water Claims advance royalties.  Advance royalties paid to date have been capitalized to exploration and evaluation assets.

The Company has the option to take back a 0.5% amount of the NSR royalty for US$675,000 at any time.  Upon a positive production decision the Company would be required to make an additional advance royalty payment of US$675,000, which would be deductible from commercial production royalties as well as amounts paid pursuant to the maximum US$1,000,000 in advance royalty payments described above.

(ii)	Land Claims Agreement

The Company holds a 100% interest in the “Land Claims” portion of the Phoenix Gold Project (16 patented mining claims). In October 2011, the Company acquired the Land Claims royalty for 1,216,071 of its common shares valued at $4,256,249.  Advance royalties paid to date have been capitalized to exploration and evaluation assets.

(iii)	Unpatented Claim

The Company controls a 100% interest in one staked claim (one unit).

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011
(Stated in Canadian Dollars)

10.           EXPLORATION AND EVALUATION ASSETS (continued)

Other Red Lake Properties

The Company’s Other Red Lake Properties as of December 31, 2012 are as follows:

Property	Interest	Description	Location in Ontario
Adams Lake	100%	35 unpatented mining claims	Balmer and Bateman townships
Advance	100%	13 patented mining claims	Todd township
Brodie	100%	2 patented mining claims	Bateman township
DMC	100%	130 unpatented mining claims	Dome, McDonough, Bateman and Fairlie townships
East Bay	100%	43 unpatented mining claims	Bateman and Black Bear townships
Humlin	100%	31 unpatented mining claims	Fairlie township
McCuaig Joint Venture	60%	3 unpatented mining claims	Dome township
Red Lake North	100%	48 unpatented mining claims	Bateman, Black Bear Lake, McDonough and Coli Lake townships
Schlasinger	100%	4 patented mining claims	Bateman township
Slate Bay	100%	30 unpatented mining claims	McDonough, Dome and Graves townships
West End	100%	3 unpatented claims	Todd township
Wolf Bay	50-100%	23 unpatented mining claims	Todd and Hammell Lake townships

English Royalty Division (“ERD”)

The Company holds ownership or royalty interests in a number of properties designated as the English Royalty Division.  These properties, included in the ERD, are not explored by the Company but are held for the purpose of earning option and possible royalty income.

During 2012, the Company recorded cash and share receipts from options of $1,217,086 (2011 - $1,743,234) less costs of $324,621 (2011 - $688,846) for a gain from ERD operations of $892,465 (2011 - $1,054,388).  ERD properties are carried at $nil.

USA Properties

The Company’s properties in the USA as of December 31, 2012 are as follows

Property	Interest	Description	Location
Nevada – Utah	Majority 100% owned (see below)	Approximately 225,000 acres (91,054 hectares)	Elko County, Nevada and Box Elder County, Utah

Nevada - Utah
West Kirkland Option

During 2011, the Company entered into an agreement with West Kirkland Mining Inc. (“West Kirkland”) whereby West Kirkland can earn a majority interest in all the mineral rights held by Rubicon in Nevada - Utah, along the Long Canyon Trend of north eastern Nevada.  West Kirkland can earn 51% of the Company’s interest in the Company’s 100% owned lands, 68% of the Company’s  interest in the Company’s 75% owned lands and 60% of the Company’s interest in the Company’s less than 75% owned lands by expending US$15 million over a four year period. West Kirkland is committed to make minimum expenditures of US$2 million in the first year. On the properties where Rubicon owns a 100% interest, West Kirkland can further increase its interest to 60% by completing a pre-feasibility study or spending an additional US$4 million on exploration and development work.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011
(Stated in Canadian Dollars)

10.           EXPLORATION AND EVALUATION ASSETS (continued)

During 2012, West Kirkland Mining Inc. fulfilled its year 1 expenditure obligations by spending $2,134,508 on these properties.

Alaska - New Horizon Property

In November 2012, the Company abandoned all of its New Horizon claims.  As these claims had been carried at $nil, no further write-off was required. The Company currently holds no interest in any Alaska mineral properties.

11.	TRADE AND OTHER PAYABLES

	December 31 2012	December 31 2011
Trade payables	$3,857,922	$3,094,756
Construction holdbacks	2,157,198	1,113,760
Payables to related party (note 17)	100,000	70,000
Compensation payable	1,922,755	1,218,703
Accrued liabilities	8,629,984	3,194,068
Other	4,974	639,422
Total	$16,672,833	$9,330,709

12.	FINANCE LEASE OBLIGATION

On September 5, 2012, the Company entered into a finance lease transaction with respect to several temporary buildings on the mine-site. The lease has a twenty-two month term, carries an incremental borrowing rate of 13%, and allows the Company to purchase the assets at the end of the term for $50,000.

	Less than 1 year	More than 1 year	Total
Total future minimum lease payments	$280,392	$213,562	$493,954
Less amount representing interest	(43,415)	(10,496)	(53,911)
Finance lease obligation	$236,977	$203,066	$440,043

13.	PROVISION FOR CLOSURE AND RECLAMATION

The Company’s provision for closure and reclamation is for its Phoenix Gold project which is currently at the advanced exploration stage. Closure and reclamation activities related to this project will include land rehabilitation, demolition of buildings and processing facilities, ongoing care and maintenance and other costs.

The current estimated value of the future liability is $3,356,749 (December 31, 2011 - $1,923,358).

The estimated closure costs of the Phoenix Gold project, based on the current condition of the site, were inflation adjusted to the estimated date of site remediation, which is 15 years from December 31, 2012, and then discounted back to the year-
end using an estimate of the Company’s risk free rate of 1.87%. Accretion of the discount during the year was recorded to interest expense. The revision to the value of the future liability, amounting to $1,397,087 (2011 - $1,508,808), was recognized at year end with an offsetting amount added to exploration and evaluation assets. The increase in the estimated closure and reclamation costs are mostly due to ongoing construction activities at the project site.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011
(Stated in Canadian Dollars)

13.	PROVISION FOR CLOSURE AND RECLAMATION (continued)

Changes to this provision during the year are summarized as follows:

Balance January 1, 2011	$394,392
Accretion	20,158
Revision of estimate	1,508,808
Balance December, 31, 2011	1,923,358
Accretion	36,304
Revision of estimate	1,397,087
Balance December 31, 2012	$3,356,749

14.	SHARE CAPITAL

(a)	Share capital

Authorized share capital consists of unlimited common shares without par value

On February 29, 2012, the Company closed a public offering and issued 49,000,000 common shares of the Company at a price of $4.10 per common share for total gross proceeds of $200,900,000.  Total share issue costs amounted to $9,027,017, which included an underwriter’s commission of 4%.

(b)	Stock Options

The Company’s incentive stock option plan was approved by its shareholders on June 28, 2011.  The plan authorizes the Company to issue up to 7.25% of the number of issued and outstanding shares as incentive stock options to directors, officers, employees and consultants of the Company.  Pursuant to Toronto Stock Exchange rules, a stock option plan must be approved by the shareholders when adopted and thereafter any unallocated options under the plan must be approved by the shareholders every three years.

Under the plan, there are no required vesting terms for options.  The term of each grant shall be no greater than 10 years from the date of grant.  The option price shall be no less than the fair market value of the Company’s shares on the date of the grant.

The following is a summary of the changes in the Company’s outstanding stock options:

	2012		2011
	Number of Shares	Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
			$		$
Balance at beginning of year	9,895,996	3.84		7,578,000		2.82
Granted	5,272,230	3.61		3,431,696		5.72
Exercised(1)	(572,500)	1.50		(719,000)		1.21
Forfeited/expired	(779,900)	4.78		(394,700)		5.27
Outstanding at end of year	13,815,826	3.80		9,895,996		3.84
Exercisable at end of year	9,725,211	3.87		8,355,498		3.49

1 The weighted average share price at the time of exercise was $3.33 (2011 - $3.98).

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011
(Stated in Canadian Dollars)
14.           SHARE CAPITAL (continued)

The following is a summary of outstanding stock options:

December 31, 2012
Option Price Range	Number Outstanding	Weighted Average Price		Weighted Average Life
		$		Years
$0.76 - $1.04	917,500		1.02	0.14
$1.31 - $1.46	1,930,000		1.31	1.00
$1.89 - $3.63	2,430,000		2.93	3.79
$3.96 - $4.53	3,538,230		4.02	3.76
$5.22	2,310,000		5.22	2.03
$5.80	2,690,096		5.80	2.72
Total Stock Options	13,815,826		3.80	2.65

Subsequent to December 31, 2012, 862,500, of the stock options listed above, (90,000 at $1.31 and 772,500 at $1.04) were exercised for proceeds of $921,300.

The fair value of stock options granted during the year, has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	2012	2011
Weighted average share price	$3.61	$3.56
Weighted average exercise price	$3.61	$5.72
Risk-free interest rate	1.08%	1.86%
Expected life	3.6 Years	2.9 Years
Expected volatility	60%	63%
Expected dividend yield	0%	0%

The risk-free interest rate assumption is based on Canadian government bonds with terms matching the expected life of the stock options. The expected volatility assumption is based on the historical volatility of the Company’s share price on the Toronto Stock Exchange over the recent past period equal to the expected life of the stock options.

The weighted average measurement date fair value of options granted during 2012 was $1.58 (2011 - $1.01).

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011
(Stated in Canadian Dollars)

14.           SHARE CAPITAL (continued)

(c)	Stock Appreciation Rights

The following is a summary of the changes in the Company’s outstanding stock appreciation rights (“SARS”):

	Year Ended December 31, 2012		Year Ended December 31, 2011
	Number of SARS	Weighted Average Exercise Price	Number of SARS		Weighted Average Exercise Price
			$		$
Balance at the beginning of the year	290,000	4.09		190,000		3.75
Granted	200,000	3.23		200,000		4.18
Exercised	(50,000)	3.88		-		-
Converted to stock options	(40,000)	3.88		(100,000)		3.63
Outstanding, end of the year	400,000	3.71		290,000		4.09
Exercisable, end of the year	200,000	4.18		45,000		3.88

The amount of cash payable under these stock appreciation rights will be an amount that will achieve the same after tax receipt of funds as the exercise of an equivalent number of stock options, followed by an immediate sale of the stock.  At December 31, 2012, the total liability outstanding for SARs calculated using the Black-Scholes formula was $276,000 (December 31, 2011 - $379,825)

On July 30, 2012, the Company granted 200,000 SARS to a new director with an exercise price of $3.23 per right, 50% vesting in six months from the date of grant, 50% vesting one year from the date of grant and having an expiry date of five years from the date of grant.  The amount payable upon exercise of the SARS is as described in the preceding paragraph.  Simultaneously with the grant of SARS, the director was also granted 200,000 stock options, with the same exercise and vesting terms but subject to shareholder approval.  Where shareholder approval is received for any of the stock options, the equivalent number of SARS will be cancelled.  Where any of the SARS are exercised, an equivalent number of stock options will be cancelled.

(d)	Performance Stock Options

On June 6, 2012, the Company granted 1,400,000 stock options to an executive officer. Of the options granted, 400,000 options vest within 1 year of the grant date and the remaining 1,000,000 options (“the Performance Stock Options”) vest based on milestones related to certain of the Company’s objectives. Subject to the vesting of these Performance Stock Options, the Performance Stock Options are exercisable at $2.94 per share for a period of five years from the date of grant.

The fair value of the Performance Stock Options granted during the period was estimated at the grant date using the Black Scholes option pricing model with the expense being recognized over the expected vesting term. The amount of expense recognized to subsequent period ends will be adjusted for any change in the estimated vesting period and any change to this expense will be recorded in the period of the change. The expense recorded relating to the Performance Stock Options during the year is $763,379.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011
(Stated in Canadian Dollars)

15.	INCOME TAXES
The following is a reconciliation of income taxes at statutory rates:

	2012		2011
	$		$
Net loss for the year, before taxes		(9,884,546)		(21,479,629)
Blended statutory tax rate		26.5%		29.2%
Expected income tax recovery		2,619,405		6,276,276
Net adjustment for current, deductible and non-deductible amounts		(1,183,825)		(3,934,165)
Unrecognized benefit of non-capital losses		(1,482,966)		(2,258,979)
Income tax recovery (expense), net		(47,386)		83,132

The significant components of the Company’s deferred income tax assets (liabilities) are as follows:

	2012		2011
	$		$
Deferred income tax assets recognized:
Tax loss Carry-forwards		1,718,528		6,819,228
Equipment and intangible tax pools in excess of carrying value		779,986		534,669
Share issue costs and other		3,581,743		912,952
Deferred income tax assets recognized		6,080,257		8,272,849

Deferred income tax liabilities recognized:
Net mineral property carrying amounts in excess of tax pools		(6,266,529)		(8,411,735)
Deferred income tax liabilities recognized		(6,266,529)		(8,411,735)

Net deferred income tax liability recognized		(186,272)		(138,886)

Deferred income tax assets not recognized:
Tax loss carry-forwards		7,265,805		4,209,286
Total unrecognized deferred income tax asset		7,265,805		4,209,286

The Company has Canadian non-capital losses of approximately $28 million (2011 - $23 million), which are available to reduce future taxable income and which expire between 2014 and 2033. Subject to certain restrictions the Company also has mineral property expenditures of approximately $222 million (2011 – $158 million) available to reduce taxable income in future years.

16.	RELATED PARTY TRANSACTIONS

For the year ended December 31, 2012, the Company paid legal fees to a law firm, of which a partner is a director of the Company, aggregating to $1,856,796 (2011 - $1,417,406). The fees are recorded within professional expenses, mineral property acquisition costs, investments and share issue costs in these financial statements. As at December 31, 2012, this law firm is owed $100,000 (2011 - 70,000).  All these transactions were recorded at their fair value amounts and were incurred in the normal course of business.

Key management personnel compensation

Compensation	2012		2011
	$		$
Short-term employee benefits		3,642,942		4,172,091
Share-based payments		4,405,946		1,196,229
		8,048,888		5,368,320

Key management personnel include the Company’s directors and officers.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011
(Stated in Canadian Dollars)

17.	INVESTOR RELATIONS

	2012		2011
	$		$
Salaries & benefits		850,345		423,718
Travel & accommodation		106,165		148,633
Shareholder communication		129,768		209,312
Other		123,989		173,614
Total		1,210,267		955,277

18.	COMMITMENTS AND CONTINGENCY

(a)
At December 31, 2012, the Company has the following lease, rental and contractual commitments, made for the Company’s office premises, staff accommodations and various contractual obligations made for the acquisition of equipment and to further develop the Company’s Phoenix Gold project:

	December 31 2012	December 31 2011
Less than 1 year	$12,048,838	$315,247
Between 1 and 2 years	73,315	162,114
Total	$12,122,153	$477,361

(b)
The Company is required to make certain cash payments, incur exploration costs and pay certain advance royalty amounts (note 10) to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

(c)
On December 12, 2012, the Company noted that it had been named in a petition brought by Wabauskang First Nation for judicial review focused on the Province of Ontario’s authority to approve a production closure plan and challenging the discharge of the duty to consult.  The Company intends to vigorously defend its consultation record and the petition which it believes to be without merit.

19.	SEGMENTED INFORMATION

The Company conducts its business as a single operating segment being the mining business in North America.  All assets, liabilities and operating activities are based in Canada with the exception of the Company’s Nevada based mineral properties which are disclosed in note 10.  Investment revenues were earned principally from Canadian sources.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011
(Stated in Canadian Dollars)

20.	SUPPLEMENTAL CASH FLOW AND NON-CASH ACTIVITIES

Cash and cash equivalents are comprised of the following:

	December 31 2012	December 31 2011
Cash	$6,806,331	$1,135,218
Government of Canada treasury bills, provincial government promissory notes and bank guaranteed investment certificates	43,983,109	64,735,077
	$50,789,440	$65,870,295

During the year, the Company received common shares of other companies valued at $519,387 (2011 - $1,236,651) pursuant to the terms of mineral property option agreements.  The Company has excluded from its investing cash flows $9,175,077 (2011 - $5,773,836) in accounts payable relating to mineral property costs and $4,184,014 (2011 - $1,271,020) relating to fixed asset additions.  Other non-cash investments included $2,841,461(2011 - $1,922,823) recorded in property expenditures for stock-based compensation awarded to personnel working on mineral properties and $1,495,619 (2011 – $482,976) recorded in property expenditures for depreciation.

The Company repurchased the NSR royalty interest on the land claims at the Phoenix gold project by issuing 1,216,071 common shares of the Company valued at $4,256,249 during 2011.  The Company has excluded this transaction from its financing cash flows.